Richard Coyle Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3724 rcoyle@chapman.com

October 6, 2025

Via EDGAR Correspondence

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets

100 F Street, N.E.
Washington, D.C. 20549

Re:	Bitwise Dogecoin ETF
File No. 333-284553

Dear Ms. Tillan, Mr. Irving, Ms. Bednarowski and Mr. Lin:

This letter responds to your comments regarding amendment no. 2 to the registration statement filed on Form S-1 for the Bitwise Dogecoin ETF (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on August 15, 2025 (the “Registration Statement”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Table of Contents, page i

The Staff notes your response to prior Comment 1 and reissues. In the Table of Contents, please correct the typographical errors in the lines “XRP, XRP Market and Regulation of XRP” and “The Trust and XRP Prices.”

Response to Comment 1

Pursuant to the Staff’s comment, the Table of Contents has been revised.

Comment 2 – Risk Factors – Risks Related to Digital Assets, page 10

Refer to your response to prior Comment 2. The Staff is unable to locate your revisions in response to this comment and reissues. Please revise to disclose the transaction fees associated with transferring Dogecoin.

Response to Comment 2

Pursuant to the Staff’s comment, the Registration Statement has been updated to reflect the revisions referenced in the prior comment.

October 6, 2025

Comment 3 – Risk Factors – Risks Associated with Dogecoin and the Dogecoin Blockchain – Dogecoin is a relatviely new technological innovation…, page 15

The Staff notes your response to prior Comment 4 that you have revised this risk factor to state that “Dogecoin began trading on major global cryptocurrency exchanges – including US exchanges – in December 2013,” but it does not appear that the risk factor has been revised. Please revise to specifically state how long Dogecoin has been traded and how long it has been traded in the United States.

Response to Comment 3

Pursuant to the Staff’s comment, the Registration Statement has been updated to reflect the revisions referenced in the prior comment.

Comment 4 – The Trust and Dogecoin prices – The CF Dogecoin - Dollar Settlement Price – Pricing Benchmark Methodology, page 70

The Staff notes your response to prior Comment 10 that you do not have a license agreement with the Benchmark Provider. Please tell us whether you intend to enter into an agreement with the Benchmark Provider prior to effectiveness, and, if not, please explain whether you are authorized to value the net assets of the Trust and its Shares on a daily basis with the Pricing Benchmark calculated by the Benchmark Provider.

Response to Comment 4

The Registrant confirms that it intends to enter into a license agreement with the Benchmark Provider prior to effectiveness of the Registration Statement.

October 6, 2025

Comment 5 – Calculation of NAV, page 74

The Staff notes your response to prior Comment 11. Please address the following points in your next amendment and/or response letter, as applicable:

●	It appears there may be a typographical error in your response that “[t]he Registrant does have agreements with any third parties for use of their valuation methods…” (emphasis added). With a view towards revised disclosure, please tell us whether you have any agreements with third parties for use of their valuation methods. We may have further comments based upon your response and any revisions.

●	Additionally, your response states that you do not have a license to use a secondary index. Please revise your disclosure to state, if true, that you do not have an agreement with a Secondary Source. To the extent that you have identified a Secondary Source that you intend to use, please revise to identify the Secondary Source and describe how the value of Dogecoin is calculated by the valuation methods of the Secondary Source. To the extent that you do not yet have plans to which Secondary Source you will use, please so state. Also, please revise to provide examples of the “available data” the Sponsor will consider to determine the fair price of Dogecoin if the Pricing Benchmark, the Secondary Source or the principal market price are unavailable or deemed unreliable.

Response to Comment 5

The Registrant does not have agreements with any third parties for use of their valuation methods and does not have an agreement with a Secondary Source.

Comment 6 – Custody of the Trust Assets, page 84

Your disclosure on page 84 is inconsistent regarding the percentage of private keys that are held in the Cold Dogecoin Account. You disclose that a substantial portion of the private keys will be held in the Cold Dogecoin Account with the remaining portion held in the Hot Dogecoin Account, and you also disclose that “[t]he Sponsor expects that all of the Trust’s assets and private keys will be held in cold storage of the Dogecoin Custodian on an ongoing basis.” Please revise for clarity and consistency.

Response to Comment 6

Pursuant to the Staff’s comment, the disclosure has been revised, as set forth below:

The Sponsor expects that all of the Trust’s assets and private keys, other than those maintained in the Trading Balance with the Prime Execution Agent or held in a Hot Dogecoin Account, will be held in cold storage of the Dogecoin Custodian on an ongoing basis.

October 6, 2025

Comment 7 – Creation and Redemption of Shares – Creation and Redemption Transaction Fee, page 99

The Staff notes your response to prior Comment 16 that you have added disclosure in this section that “[n]o costs or transaction fees associated with creations and redemptions are payable by the Trust,” but we are unable to locate your revisions. Please revise to include this statement in your Registration Statement. Similarly, your response to prior Comment 17 provides language that you state has been added to your Registration Statement, but the language does not appear to have been added. Please revise as appropriate, or advise otherwise.

Response to Comment 7

Pursuant to the Staff’s comment, the Registration Statement has been updated to reflect the revisions referenced in the prior comment.

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Please call me at (312) 845-3724 or my colleague Myles O’Kelly at (312) 845-2974 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Richard Coyle
Richard Coyle

cc:	Myles O’Kelly, Esq., Chapman and Cutler LLP